

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as Lion Land Berhad)

A Member of The Lion Group

4 July 2003


03024790

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad (formerly known as Lion Land Berhad)

We enclose herewith a copy of the General Announcement dated 3 July 2003, Re: Extraordinary General Meeting - Ordinary Resolution - Proposed Deferment of the Redemption Date of the 43,613,000 5-Year Cumulative Redeemable Preference Shares in Likom Computer System Sdn Bhd currently held by Lion Industries Corporation Berhad from 28 June 2001 up to 28 December 2003, for filing pursuant to exemption No. 82-3342 granted to LICB under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD
(formerly known as LION LAND BERHAD)



WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448



Form Version 2.0

General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION** on **03-07-2003 05:34:40 PM**
Reference No **LI-030703-49ACD**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad (formerly known as Lion Land Berhad)**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Extraordinary General Meeting

* **Contents :-**

We are pleased to announce that the shareholders of the Company have approved the following Ordinary Resolution at the Extraordinary General Meeting of the Company held on 3 July 2003:

ORDINARY RESOLUTION

Proposed Deferment of the Redemption Date of the 43,613,000 5-Year Cumulative Redeemable Preference Shares in Likom Computer System Sdn Bhd currently held by Lion Industries Corporation Berhad from 28 June 2001 up to 28 December 2003

THAT the Company do approve and affirm the deferment of the redemption date of the 43,613,000 5-year cumulative redeemable preference shares ("RPS") in Likom Computer System Sdn Bhd ("LCS") held by the Company from 28 June 2001 to 28 December 2003 pursuant to a conditional deferment agreement dated 29 January 2003 made between the Company and LCS ("Proposed Deferment") in respect of the redemption of the RPS; AND

THAT the Directors of the Company be and are hereby authorised with full powers to assent to any conditions, modifications, variations and/or amendments and to do all acts, deeds and things as may be required by the relevant authorities to give full effect to and to complete the Proposed Deferment.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)
(formerly known as Lion Land Berhad)



Secretary

3 JUL 2003